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                                                   File No. 70-9673




                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                  CERTIFICATE OF NOTIFICATION
                  Pursuant to Rule 24(a) under
           Public Utility Holding Company Act of 1935

                                Filed by

            NATIONAL GRID USA SERVICE COMPANY, INC.(SERVICE COMPANY)

    It is hereby certified that the transactions covered by the statement on Form U-1, as amended by Amendment Nos. 1 and 2 thereto, and the Order of the Securities and Exchange Commission dated January 5, 2001, with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and the Order of the Commission, as follows:

  On January 29, 2001, the board of directors of Service Company voted a distributive dividend from paid-in capital of $14,444,654.10 payable to the sole stockholders of record on the close of business on January 31, 2001.

  On February 1, 2001, Service Company reduced its common stock and paid-in capital from a total of $19.4 million to $5 million, exclusive of an amount reflective of accumulated other comprehensive income-net, by means of this distributive dividend to National Grid USA from paid-in capital.

  The required "Past Tense" Opinion is filed herewith as Exhibit F.
                            SIGNATURES

   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification, Commission's File No. 70-9673 to be signed on its behalf by the undersigned officer thereunto duly authorized.

                  NATIONAL GRID USA SERVICE COMPANY, INC.


                  s/John G. Cochrane

                  By ______________________________
                      John G. Cochrane
                      Vice President and Treasurer





Date: February 9, 2001